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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Z-Tel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

988 792 108

(Cusip Number)

Professional Trust Company Limited
P.O. Box. 274
Thirty Six Hilgrove Street
St. Helier, Jersey JE4 8TR
Attn: Denis Thérézien
(011) 44-1534-488000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988 792 108

1.	Name of Reporting Person: The Mayer Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Professional Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Michael Cordwell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Professional Trust Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Professional Nominees Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Professional Investments Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Name of Reporting Person: Fulmead Ventures Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,308,138(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,308,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,138(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2)	Based on 36,307,432 shares outstanding on May 13, 2004, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2004, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

     This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”), of Z-Tel Technologies, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed on February 8, 2000 (the “Original 13D”), Amendment No. 1 filed on February 15, 2002 (“Amendment No. 1”), Amendment No. 2 filed on July 9, 2003 (“Amendment No. 2”) and Amendment No. 3 filed on February 19, 2004 (“Amendment No. 3”), relating to the holdings of shares of Common Stock for which the Reporting Persons may be deemed to be the beneficial owners. Unless otherwise indicated, all capitalized terms shall have the same meaning ascribed thereto in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Item 1. Security and Issuer

     No change.

Item 2. Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Professional Holdings Limited, a Jersey limited liability company (“Professional Holdings”), Professional Trust Company Limited, a Jersey limited liability company (“Professional Trust”), Professional Nominees Limited, a Jersey limited liability company (“Professional Nominees”), Professional Investments Limited, a Jersey limited liability company (“Professional Investments”), Michael Cordwell (“Cordwell”), Fulmead Ventures Limited, a British Virgin Islands company (“Fulmead”), and The Mayer Trust, a Channel Islands Trust (the “Trust” and together with Professional Holdings, Professional Trust, Professional Nominees, Professional Investments, Cordwell and Fulmead, the “Reporting Persons”). The name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the current executive officers, directors and persons who may be deemed in control of each of the Reporting Persons are set forth on Appendices A-E hereto and incorporated herein by reference.

     a. The Trust

     The Trust is a trust formed under the laws of Jersey, Channel Islands. The principal business offices of the Trust are located at c/o Professional Trust Company Limited, P.O. Box 274, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR. The sole trustee of the Trust is Professional Trust. A principal beneficiary of the Trust, but without legal right to the assets or control of the Trust, is Eduard J. Mayer, who served as a director and executive officer of the Issuer until November 2001. Because Mr. Mayer does not have investment or dispositive power over the Trust or the Common Stock held indirectly by the Trust, Mr. Mayer disclaims beneficial ownership of the Common Stock for purposes of Section 13 of the Act.

     b. Professional Holdings

     Professional Holdings is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Professional Holdings is to act as a holding company. The principal business offices of Professional Holdings are located at Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

     c. Cordwell

     Michael Cordwell is a British citizen and his residential address is 18 Millenium Court, St. Clement, Jersey, JE2 6GS, Channel Islands. He is a Director for Professional Trust, which is located at Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

     d. Professional Trust

     Professional Trust is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Professional Trust is to provide trust and corporate services. The principal business offices of Professional Trust are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

     e. Professional Nominees

     Professional Nominees is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Professional Nominees is to provide nominee services. The principal business offices of Professional Nominees are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

     f. Professional Investments

     Professional Investments is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Professional Investments is to provide nominee services. The principal business offices of Professional Investments are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

     g. Fulmead

     Fulmead is a limited liability company formed under the laws of the British Virgin Islands. The principal business of Fulmead is to hold investments. The principal business offices of Fulmead are Amara Bldg., 24 Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

     Mutual Trust Management (Jersey) Limited, a Jersey limited liability company (“MTM Trust”), MTM Trustees Limited, a Jersey limited liability company (“MTM Trustees”), MTM Nominees Limited, a Jersey limited liability company (“MTM Nominees”) and MTM Investments Limited, a Jersey limited liability company (“MTM Investments”) no longer control, directly or indirectly, MTM Trust. On June 30, 2004, MTM Trust and MTM Trustees merged with and into Professional Trust with Professional Trust being the surviving company and successor to its right, title and interest. MTM Nominees merged with and into Professional Nominees with Professional Nominees being the surviving company and successor to all of its right, title and interest. MTM Investments merged with and into Professional Investments with Professional Investments being the surviving company and successor to all of its right, title and interest. Professional Trust is now a wholly owned subsidiary of Professional Holdings. As a result of such mergers, each of MTM Trust, MTM Trustees, MTM Investments and MTM Nominees are no longer separate Reporting Persons. Cordwell is a 60% owner of Professional Holdings.

     Pursuant to the regulations promulgated under Section 13(d) of the Act, Professional Holdings, Cordwell, Professional Trust, Professional Nominees, Professional Investments, Fulmead and the Trust each may be deemed a beneficial owner of the shares of Common Stock. Nevertheless, the filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13 (g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D/A relates.

     During the past five years, none of the Reporting Persons, nor any of the executive officers, directors or persons controlling any of the Reporting Persons has been (a) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     No change.

Item 4. Purpose of Transaction

     No change.

Item 5. Interest in Securities of the Issuer

     Paragraphs (a), (c) and (e) of Item 5 is amended and restated as follows:

     (a) The Reporting Persons are deemed to be the beneficial owners of an aggregate 1,308,138 shares of Common Stock, or approximately 3.6% of the outstanding shares of Common Stock based on the shares outstanding on May 13, 2004 as reported on the Issuer’s Form 10-Q for the period ending March 31, 2004. The information assumes no other events have occurred that would trigger anti-dilution adjustments to the securities that are convertible or exercisable into the Common Stock, as no such information has been provided by the Issuer.

     (c) The following table lists the date, share amount and price per share of common stock sold by Fulmead. The sales were effected through public sales.

	SHARE	PRICE PER
DATE	AMOUNT	SHARE
02/19/04	102,000	$4.63
07/16/04	25,000	$0.8892
07/19/04	41,720	$0.8683
07/20/04	51,800	$0.8507
07/21/04	30,716	$0.8768
07/22/04	1,549	$0.8467
07/23/04	1,400	$0.8478
07/30/04	310,600	$0.5582
08/03/04	977,664	$0.3531
08/06/04	487,500	$0.3500

     (e) As of August 3, 2004, the Reporting Persons ceased to be beneficial owners of more than five percent of any class of securities of the Issuer. Subsequent to this Amendment No. 4, the Reporting Persons will cease to be Reporting Persons of the Issuer pursuant to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2004

PROFESSIONAL TRUST COMPANY LIMITED
By:	/s/ Jane A. Hurley
	Name:	Jane A. Hurley
	Title:	Director

PROFESSIONAL NOMINEES LIMITED
By:	/s/ Jane A. Hurley
	Name:	Jane A. Hurley
	Title:	Director

PROFESSIONAL INVESTMENTS LIMITED
By:	/s/ Jane A. Hurley
	Name:	Jane A. Hurley
	Title:	Director

FULMEAD VENTURES LIMITED
By:	/s/ Jane A. Hurley
	Name:	Jane A. Hurley
	Title:	Director

THE MAYER TRUST BY: PROFESSIONAL TRUST COMPANY LIMITED, as Trustee
By:	/s/ Jane A. Hurley
	Name:	Jane A. Hurley
	Title:	Director

PROFESSIONAL HOLDINGS LIMITED
By:	/s/ Jane A. Hurley
	Name:	P.J. Nicolle
	Title:	Director

MICHAEL CORDWELL
/s/ Michael Cordwell

Appendix A

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Professional Holdings.

Relationship to
Name and Citizenship or	Present Principal		Professional
Place of Organization	Occupation or Employment	Business Address	Holdings
Michael Thomas Cordwell (Jersey, Channel Islands)	Chartered Secretary Director of Professional Holdings	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Peter James Nicolle (Jersey, Channel Islands)	Chartered Banker Director of Professional Holdings	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Ralph Stephen Brunswick (Jersey, Channel Islands)	Chartered Accountant Director of Professional Holdings	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

     Professional Holdings advises that no persons and/or organizations other than Cordwell, which owns 60% of the capital stock of Professional Holdings, control Professional Holdings (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix B

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Professional Trust.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	Professional Trust
Jane Anne Hurley (Jersey, Channel Islands)	Chartered Secretary Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Denis J. P. Thérézien (Jersey, Channel Islands)	Accountant Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Stephen Andrew Morgan (Jersey, Channel Islands)	Accountant and Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Michael Thomas Cordwell (Jersey, Channel Islands)	Chairman of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Peter James Nicolle (Jersey, Channel Islands)	Chief Executive of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Ralph Stephen Brunswick (Jersey, Channel Islands)	Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

     Professional Trust advises that no persons and/or organizations other than Professional Holdings, which owns 100% of the capital stock of Professional Trust, control Professional Trust (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix C

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Professional Nominees.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	Professional Trust
Jane Anne Hurley (Jersey, Channel Islands)	Chartered Secretary Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Denis J. P. Thérézien (Jersey, Channel Islands)	Accountant Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Stephen Andrew Morgan (Jersey, Channel Islands)	Accountant and Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Michael Thomas Cordwell (Jersey, Channel Islands)	Chairman of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Peter James Nicolle (Jersey, Channel Islands)	Chief Executive of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

     Professional Nominees advises that no persons and/or organizations other than Professional Trust, which owns 100% of the capital stock of Professional Nominees, control Professional Nominees (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix D

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Professional Investments.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	Professional Trust
Jane Anne Hurley (Jersey, Channel Islands)	Chartered Secretary Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Denis J. P. Thérézien (Jersey, Channel Islands)	Accountant Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Stephen Andrew Morgan (Jersey, Channel Islands)	Accountant and Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Michael Thomas Cordwell (Jersey, Channel Islands)	Chairman of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Peter James Nicolle (Jersey, Channel Islands)	Chief Executive of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

     Professional Investments advises that no persons and/or organizations other than Professional Trust, which owns 100% of the capital stock of Professional Investments, control Professional Investments (either individually or as a group) as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix E

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Fulmead.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	Fulmead
Denis J. P. Thérézien (Jersey, Channel Islands)	Accountant Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Jane Anne Hurley (Jersey, Channel Islands)	Chartered Secretary Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Stephen Andrew Morgan (Jersey, Channel Islands)	Accountant and Director of Professional Trust	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Ralph Stephen Brunswick (Jersey, Channel Islands)	Corporate secretary services	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Secretary

Michael Thomas Cordwell (Jersey, Channel Islands)	Director of Fulmead	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

Peter James Nicolle (Jersey, Channel Islands)	Director of Fulmead	P.O. Box 274 Thirty Six Hilgrove Street St. Helier, Jersey JE4 8TR	Director

     Fulmead advises that 50% of the voting capital stock of Fulmead is owned by Professional Nominees and 50% of the voting capital stock of Fulmead is owned by Professional Investments, in each case as nominee and trustee for Professional Trust. Information about these Reporting Persons is set forth on Appendices B, C and D attached hereto.